SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 02 May, 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	1Q23 SEA Part 1 of 1 on 02 May 2023

Exhibit 1.1

 Top of page 1

FOR IMMEDIATE RELEASE
London 2 May 2023
BP p.l.c. Group results
First quarter 2023

“For a printer friendly version of this announcement please click on the link below to open a PDF version of the announcement”

http://www.rns-pdf.londonstockexchange.com/rns/9813X_1-2023-5-1.pdf

Performing while transforming

Financial summary	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Profit (loss) for the period attributable to bp shareholders	8,218	10,803	(20,384)
Inventory holding (gains) losses*, net of tax	452	1,066	(2,664)
AReplacement cost (RC) profit (loss)*	8,670	11,869	(23,048)
Net (favourable) adverse impact of adjusting items*, net of tax	(3,707)	(7,062)	29,293
Underlying RC profit*	4,963	4,807	6,245
Operating cash flow*	7,622	13,571	8,210
Capital expenditure*	(3,625)	(7,369)	(2,929)
Divestment and other proceeds(a)	800	614	1,181
Surplus cash flow*	2,283	4,985	4,037
Net issue (repurchase) of shares	(2,448)	(3,240)	(1,592)
Net debt*(b)	21,232	21,422	27,457
Announced dividend per ordinary share (cents per share)	6.610	6.610	5.460
Underlying RC profit per ordinary share* (cents)	27.74	26.44	32.00
Underlying RC profit per ADS* (dollars)	1.66	1.59	1.92

● Underlying RC profit $5.0bn; Net debt reduced to $21.2bn	● Further $1.75bn share buyback announced	● Delivering resilient hydrocarbons - advancing two major projects*; intention to form JV with ADNOC	● Continued progress in transformation to an IEC - agreement to acquire TravelCenters of America; advancing EV charging strategy

This has been a quarter of strong performance and strategic delivery as we continue to focus on safe and reliable operations. Momentum continues to build across our integrated energy company strategy, with the start-up of Mad Dog Phase 2, our agreement to acquire TravelCenters of America and progress towards hydrogen and CCS projects in the UK. And importantly we continue to deliver for shareholders, through disciplined investment, lowering net debt and growing distributions.

Bernard Looney Chief executive officer

(a)
Divestment proceeds are disposal proceeds as per the condensed group cash flow statement. See page 3 for more information on divestment and other proceeds.

(b)
See Note 9 for more information.

RC profit (loss), underlying RC profit (loss), surplus cash flow, net debt, underlying RC profit per ordinary share and underlying RC profit per ADS are non-IFRS measures. Inventory holding (gains) losses and adjusting items are non-IFRS adjustments.

* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 30.

Top of page 2

Highlights
Underlying replacement cost profit* $5.0 billion

● Underlying replacement cost profit for the quarter was $5.0 billion, compared with $4.8 billion for the previous quarter. Compared to the fourth quarter 2022, the result reflects an exceptional gas marketing and trading result, a lower level of refinery turnaround activity and a very strong oil trading result, partly offset by lower liquids and gas realizations and lower refining margins.
● Reported profit for the quarter was $8.2 billion, compared with $10.8 billion for the fourth quarter 2022. The reported result for the first quarter is adjusted for inventory holding losses* of $0.5 billion (net of tax) and a net favourable impact of adjusting items* of $3.7 billion (net of tax) to derive the underlying replacement cost profit. Adjusting items include favourable fair value accounting effects* of $4.3 billion, primarily resulting from the decline in the forward price of LNG compared to the end of the fourth quarter.

Net debt* reduced to $21.2 billion; further $1.75 billion share buyback announced

● Operating cash flow* in the quarter was $7.6 billion including a working capital* build (after adjusting for inventory holding losses, fair value accounting effects and other adjusting items) of $1.4 billion (see page 27).
● Capital expenditure* in the first quarter was $3.6 billion. bp continues to expect capital expenditure, including inorganic capital expenditure*, of $16-18 billion in 2023.
● During the first quarter, bp completed $2.2 billion of share buybacks from surplus cash flow*. The $2.75 billion share buyback programme announced with the fourth quarter results was completed on 28 April 2023.
● During the first quarter, bp also completed share buybacks of $225 million as part of the $675 million programme announced on 7 February 2023 to offset the expected full-year dilution from the vesting of awards under employee share schemes in 2023.
● In the first quarter, bp generated surplus cash flow of $2.3 billion and intends to execute a $1.75 billion share buyback from surplus cash flow prior to announcing its second quarter 2023 results.
● bp remains committed to using 60% of 2023 surplus cash flow for share buybacks, subject to maintaining a strong investment grade credit rating.
● Based on bp’s current forecasts, at around $60 per barrel Brent and subject to the board’s discretion each quarter, bp expects to be able to deliver share buybacks of around $4.0 billion per annum, at the lower end of its $14-18 billion capital expenditure range, and have capacity for an annual increase in the dividend per ordinary share of around 4%.
● Net debt fell to $21.2 billion at the end of the first quarter.

Continued progress in transformation to an Integrated Energy Company

● In resilient hydrocarbons, bp has announced the safe delivery of its Mad Dog Phase 2 project in the Gulf of Mexico. In addition, the KGD6-MJ project offshore India is in the final stages of commissioning with two wells opened to flow gas and full start-up expected during the second quarter. bp intends to form a new joint venture with ADNOC that will be focused on gas development, together making a non-binding offer for a 50% interest in NewMed Energy as a significant first step. bp is moving forward with concept selection for Kaskida in the Gulf of Mexico and bp and partners have confirmed they will progress evaluation of development concept for the bp-operated Greater Tortue Ahmeyim Phase 2 project. During the quarter, bp completed the divestment of its interest in the Toledo refinery and its Algerian upstream assets.
● In convenience and mobility, bp is advancing its strategy – agreeing to acquire TravelCenters of America, one of the biggest networks of highway travel centres in the US. bp has also continued to progress its EV charging strategy – signing a strategic collaboration agreement with Iberdrola in Spain and Portugal and signing a global mobility agreement with Uber.
● In low carbon energy, bp has signed an agreement to take a 40% stake in the Viking carbon capture and storage (CCS) project in the North Sea; three bp-led hydrogen and CCS projects in the north-east England have been chosen by the UK government to progress to the next stage of development; and bp has launched plans for a low-carbon green energy cluster in Spain's Valencia region to include world-scale green hydrogen* production at bp’s Castellón refinery with up to 2GW of electrolysis capacity by 2030.

In the first quarter, bp delivered resilient earnings and continues to execute against its unchanged financial frame. We are strengthening the balance sheet, investing with discipline to advance our strategy, and are committed to returning 60% of 2023 surplus cash flow through share buybacks with a further $1.75 billion announced for the first quarter.

Murray Auchincloss Chief financial officer

(a)
“fast charging” includes rapid charging ≥50kW and ultra-fast charging ≥150kW.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 36.

Top of page 3

Financial results

In addition to the highlights on page 2:

●
Profit attributable to bp shareholders in the first quarter was $8.2 billion, compared with a loss of $20.4 billion in the same period of 2022.

-
After adjusting profit attributable to bp shareholders for inventory holding losses* and net favourable impact of adjusting items*, underlying replacement cost profit* for the first quarter was $5.0 billion, compared with $6.2 billion for the same period of 2022. This reduction in underlying replacement cost profit reflects lower oil and gas realizations, portfolio changes and lower oil trading contribution, partly offset by higher refining margins and an exceptional gas marketing and trading result.

-
Adjusting items in the first quarter had a net favourable pre-tax impact of $3.9 billion, compared with an adverse pre-tax impact of $30.8 billion in the same period of 2022.

-
Adjusting items for the first quarter of 2023 include a favourable impact of pre-tax fair value accounting effects*, relative to management's internal measure of performance, of $4.3 billion, compared with an adverse pre-tax impact of $5.8 billion in the same period of 2022. This is primarily due to a decline in the forward price of LNG compared to the fourth quarter of 2022, but an increase in the comparative period. Under IFRS, reported earnings include the mark-to-market value of the hedges used to risk-manage LNG contracts, but not of the LNG contracts themselves. The underlying result includes the mark-to-market value of the hedges but also recognizes changes in value of the LNG contracts being risk managed.

-
Adjusting items for the first quarter of 2022 include a pre-tax charge of $24.0 billion relating to bp’s decision to exit its 19.75% shareholding in Rosneft. A further $1.5 billion pre-tax charge relating to bp's decision to exit its other businesses with Rosneft in Russia is also included.

●
The effective tax rate (ETR) on RC profit or loss* for the first quarter was 29%, compared with -8% for the same period in 2022. Excluding adjusting items, the underlying ETR* for the first quarter was 39%, compared with 33% for the same period a year ago. The higher underlying ETR for the first quarter reflects the UK Energy Profits Levy on North Sea profits and other items. ETR on RC profit or loss and underlying ETR are non-IFRS measures.

●
Operating cash flow* for the first quarter was $7.6 billion, compared with $8.2 billion for the same period in 2022.

●
Capital expenditure* in the first quarter was $3.6 billion, compared with $2.9 billion in the same period of 2022.

●
Total divestment and other proceeds for the first quarter were $0.8 billion, compared with $1.2 billion for the same period in 2022. There were no other proceeds for the first quarter of 2023. Other proceeds for the first quarter of 2022 consist of $0.2 billion of proceeds from the disposal of a loan note related to the Alaska divestment.

●
At the end of the first quarter, net debt* was $21.2 billion, compared with $21.4 billion at the end of the fourth quarter 2022 and $27.5 billion at the end of the first quarter 2022.

Top of page 4

Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
RC profit (loss) before interest and tax
gas & low carbon energy	7,347	16,439	(1,524)
oil production & operations	3,317	1,688	3,831
customers & products	2,680	771	1,981
other businesses & corporate	(90)	103	(24,719)
Of which:
other businesses & corporate excluding Rosneft	(90)	103	(686)
Rosneft	—	—	(24,033)
Consolidation adjustment – UPII*	(22)	147	34
RC profit (loss) before interest and tax	13,232	19,148	(20,397)
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(785)	(818)	(644)
Taxation on a RC basis	(3,573)	(6,103)	(1,693)
Non-controlling interests	(204)	(358)	(314)
RC profit (loss) attributable to bp shareholders*	8,670	11,869	(23,048)
Inventory holding gains (losses)*	(600)	(1,428)	3,501
Taxation (charge) credit on inventory holding gains and losses	148	362	(837)
Profit (loss) for the period attributable to bp shareholders	8,218	10,803	(20,384)

Analysis of underlying RC profit (loss) before interest and tax

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	3,456	3,148	3,595
oil production & operations	3,319	4,428	4,683
customers & products	2,759	1,902	2,156
other businesses & corporate	(296)	(306)	(259)
Of which:
other businesses & corporate excluding Rosneft	(296)	(306)	(259)
Rosneft	—	—	—
Consolidation adjustment – UPII	(22)	147	34
Underlying RC profit before interest and tax	9,216	9,319	10,209
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(681)	(649)	(486)
Taxation on an underlying RC basis	(3,368)	(3,505)	(3,164)
Non-controlling interests	(204)	(358)	(314)
Underlying RC profit attributable to bp shareholders*	4,963	4,807	6,245
Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 1 for the group and on pages 6-14 for the segments.

Operating Metrics

Operating metrics	First quarter 2023	vs First quarter 2022
Tier 1 and tier 2 process safety events*	8	-4
Reported recordable injury frequency*	0.195	+27.0%
upstream* production(a) (mboe/d)	2,330	+3.4%
upstream unit production costs*(b) ($/boe)	5.73	-12.1%
bp-operated upstream plant reliability*	95.5%	-0.6
bp-operated refining availability*(a)	96.1%	1.1

(a)
See Operational updates on pages 6, 9 and 11. Because of rounding, upstream production may not agree exactly with the sum of gas & low carbon energy and oil production & operations.

(b)
Mainly reflecting impact of portfolio changes.

Top of page 5

Outlook & Guidance

Macro outlook

●
For the second quarter, bp expects oil prices to remain elevated as the recent decision by OPEC+ to restrict production, combined with strengthening Chinese demand, tightens supply/demand balances.

●
During the second quarter, bp expects European gas and Asian LNG prices to be supported by recovering Chinese gas demand, re-stocking of European storage capacity and coal-to-gas switching. In the US, Henry Hub gas prices are also expected to find support from coal-to-gas switching in the power sector.

●
In the second quarter, bp expects industry refining margins to be lower than the first quarter due to weaker middle distillate margins.

2Q23 guidance

●
Looking ahead, bp expects second-quarter 2023 reported upstream* production to be lower compared to first quarter 2023, in both oil production & operations and gas & low carbon energy, including the effects of seasonal maintenance, with the impact predominantly in higher margin regions.

●
In its customers business, bp expects higher marketing margins and seasonally higher volumes compared to the first quarter. In refining, bp expects realized margins to be lower compared to the first quarter, mainly driven by weaker middle distillate margins and narrower North American heavy oil crude differentials. In addition, bp expects a higher level of turnaround activity compared to the first quarter.

2023 guidance

In addition to the guidance on page 2:

●
bp continues to expect both reported and underlying upstream production to be broadly flat compared with 2022. Within this, bp expects underlying production* from oil production & operations to be slightly higher and production from gas & low carbon energy to be lower.

●
bp continues to expect the other businesses & corporate underlying annual charge to be in a range of $1.1-1.3 billion for 2023. The charge may vary from quarter to quarter.

●
bp continues to expect the depreciation, depletion and amortization to be slightly above 2022.

●
bp continues to expect the underlying ETR* for 2023 to be around 40% but is sensitive to the impact that volatility in the current price environment may have on the geographical mix of the group’s profits and losses.

●
Having realized $16.7 billion of divestment and other proceeds since the second quarter of 2020, bp continues to expect divestment and other proceeds of $2-3 billion in 2023 and continues to expect to reach $25 billion of divestment and other proceeds between the second half of 2020 and 2025.

●
bp continues to expect Gulf of Mexico oil spill payments for the year to be around $1.3 billion pre-tax including $1.2 billion pre-tax to be paid during the second quarter.

●
bp continues to expect capital expenditure* of $16-18 billion in 2023 including inorganic capital expenditure*.

●
bp is committed to maintaining a strong investment grade credit rating, targeting further progress within an 'A' grade credit rating. For 2023 bp continues to intend to allocate 40% of surplus cash flow to further strengthening the balance sheet.

●
For 2023 and subject to maintaining a strong investment grade credit rating, bp remains committed to using 60% of surplus cash flow for share buybacks.

●
Based on bp’s current forecasts, at around $60 per barrel Brent and subject to the board’s discretion each quarter, bp continues to expect to be able to deliver share buybacks of around $4.0 billion per annum, at the lower end of its $14-18 billion capital expenditure range, and have capacity for an annual increase in the dividend per ordinary share of around 4%.

●
In setting the dividend per ordinary share and buyback each quarter, the board will continue to take into account factors including the cumulative level of and outlook for surplus cash flow*, the cash balance point* and the maintenance of a strong investment grade credit rating.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 36.

Top of page 6

gas & low carbon energy*

Financial results

●
The replacement cost (RC) profit before interest and tax for the first quarter was $7,347 million, compared with a loss of $1,524 million for the same period in 2022. The first quarter is adjusted by a favourable impact of net adjusting items* of $3,891 million, compared with an adverse impact of net adjusting items of $5,119 million for the same period in 2022. Adjusting items include impacts of fair value accounting effects*, relative to management's internal measure of performance, which are a favourable impact of $3,934 million for the quarter and an adverse impact of $5,015 million for the same period in 2022. Under IFRS, reported earnings include the mark-to-market value of the hedges used to risk-manage LNG contracts, but not of the LNG contracts themselves. The underlying result includes the mark-to-market value of the hedges but also recognizes changes in value of the LNG contracts being risk managed, which decreased as forward prices fell during the first quarter.

●
After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the first quarter was $3,456 million, compared with $3,595 million for the same period in 2022.

●
The underlying RC profit for the first quarter, compared with the same period in 2022, reflects lower realizations and a higher depreciation, depletion and amortization charge, offset by an exceptional gas marketing and trading result.

Operational update

●
Reported production for the quarter was 969mboe/d, 0.4% higher than the same period in 2022. Underlying production* was 1.1% lower, mainly due to unplanned outages offset by lower seasonal maintenance.

●
Renewables pipeline* at the end of the quarter was 38.8GW (bp net), including 15.5GW bp net share of Lightsource bp's (LSbp's) pipeline. The renewables pipeline increased by 1.6GW during the quarter due to additions to LSbp's portfolio. In addition, there is 19.8GW (9.9GW bp net) of early stage opportunities in LSbp's hopper.

Strategic progress

gas

●
The KGD6-MJ project offshore India is in the final stages of commissioning (Reliance 66.67% operator, bp 33.33%). Two wells have been opened to flow gas through the integrated production system. Full start-up is expected later in the second quarter.

●
On 28 April bp signed an agreement with Shell to purchase Shell’s 27% interest in the Browse project, offshore Australia. The transaction is subject to regulatory and partner approvals and on completion would increase bp’s interest to 44.33%.

●
On 27 February bp and its partners confirmed the development concept for the second phase of the bp-operated Greater Tortue Ahmeyim (GTA) liquefied natural gas project, with total capacity of between 2.5-3.0 million tonnes per annum, that they will take forward to the next stage of evaluation.

●
On 29 March bp and our co-venturers in the Shah Deniz Consortium have secured additional capacity in the Trans Adriatic Pipeline (TAP).

●
On 28 February bp announced that it had completed the sale of its upstream business in Algeria to Eni after successfully securing the required approvals.

●
On 28 March bp confirmed that, together with ADNOC, it has made a non-binding offer to take NewMed Energy private through an acquisition of the free float and a partial acquisition of Delek’s stake, which would result in bp and ADNOC holding 50% of NewMed Energy. bp and ADNOC intend to form a new joint venture that will be focused on gas development in international areas of mutual interest including the East Mediterranean. The proposed transaction with NewMed Energy would be a significant first step in establishing this joint venture.

low carbon energy

●
Hydrogen and CCS

-
On 30 March it was announced that three bp-led hydrogen and CCS projects in north-east England - Net Zero Teesside Power gas-fired power station and CCS, H2Teesside blue hydrogen* and HyGreen Teesside green hydrogen* - have been chosen by the UK government to go to the next stage of development.

-
On 11 April bp signed an agreement with Harbour Energy to take a 40% stake in the Viking carbon capture and storage (CCS) project in the North Sea.

-
On 28 February bp launched plans for low-carbon green hydrogen cluster in Spain’s Valencia region. The cluster is intended to include hydrogen production at bp’s Castellón refinery of up to 2GW of electrolysis capacity by 2030.

●
Offshore wind

-
On 24 March bp announced a successful bid in the Innovation and Targeted Oil and Gas (INTOG) Scottish offshore wind leasing round, bp’s first step in floating offshore wind.

-
On 15 February bp and Deep Wind Offshore announced the formation of a joint venture to develop offshore wind opportunities in South Korea, which includes four projects across the Korean peninsula with a potential generating capacity of up to 6GW.

●
Onshore renewables

-
On 1 March Lightsource bp announced that it had obtained environmental approval for 19 solar projects in four provinces in Spain for a total 1.6GW and investment of ~$1.3 billion by 2025.

Top of page 7

gas & low carbon energy (continued)

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Profit (loss) before interest and tax	7,348	16,429	(1,499)
Inventory holding (gains) losses*	(1)	10	(25)
RC profit (loss) before interest and tax	7,347	16,439	(1,524)
Net (favourable) adverse impact of adjusting items	(3,891)	(13,291)	5,119
Underlying RC profit before interest and tax	3,456	3,148	3,595
Taxation on an underlying RC basis	(961)	(1,163)	(1,009)
Underlying RC profit before interest	2,495	1,985	2,586

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,440	1,373	1,255

Exploration write-offs
Exploration write-offs	(1)	(6)	(2)

Adjusted EBITDA*
Total adjusted EBITDA	4,895	4,515	4,848

Capital expenditure*
gas	647	1,032	642
low carbon energy(a)	366	577	219
Total capital expenditure	1,013	1,609	861

(a)
Fourth quarter 2022 include $504 million in respect of the acquisition of EDF Energy Services. Power trading is reported under low carbon energy.

	First	Fourth	First
	quarter	quarter	quarter
	2023	2022	2022
Production (net of royalties)(b)
Liquids* (mb/d)	114	121	121
Natural gas (mmcf/d)	4,962	4,844	4,897
Total hydrocarbons* (mboe/d)	969	956	966

Average realizations*(c)
Liquids ($/bbl)	73.59	80.50	86.09
Natural gas ($/mcf)	7.41	9.40	7.88
Total hydrocarbons* ($/boe)	46.55	57.60	50.91

(b)
Includes bp’s share of production of equity-accounted entities in the gas & low carbon energy segment.

(c)
Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

Top of page 8

gas & low carbon energy (continued)

	31 March 2023	31 December 2022	31 March 2022

low carbon energy(d)

Renewables (bp net, GW)
Installed renewables capacity*	2.2	2.2	1.9

Developed renewables to FID*	5.9	5.8	4.4
Renewables pipeline	38.8	37.2	24.9
of which by geographical area:
Renewables pipeline – Americas	17.5	17.0	16.3
Renewables pipeline – Asia Pacific(e)	12.2	11.8	1.4
Renewables pipeline – Europe	8.9	8.3	7.0
Renewables pipeline – Other	0.1	0.1	0.2
of which by technology:
Renewables pipeline – offshore wind	5.3	5.2	5.2
Renewables pipeline – onshore wind	6.3	6.3	—
Renewables pipeline – solar	27.2	25.7	19.7
Total Developed renewables to FID and Renewables pipeline	44.7	43.0	29.2

(d)
Because of rounding, some totals may not agree exactly with the sum of their component parts.

(e)
31 March 2023 and 31 December 2022 include 10.3GW of onshore wind and solar pipeline in support of hydrogen.

Top of page 9

oil production & operations

Financial results

●
The replacement cost (RC) profit before interest and tax for the first quarter was $3,317 million, compared with $3,831 million for the same period in 2022. The first quarter is adjusted by an adverse impact of net adjusting items* of $2 million, compared with an adverse impact of net adjusting items of $852 million for the same period in 2022.

●
After adjusting items, the underlying RC profit before interest and tax* for the first quarter was $3,319 million, compared with $4,683 million for the same period in 2022.

●
The underlying RC profit for the first quarter compared to the same quarter in 2022, reflects lower oil and gas realizations and portfolio changes partly offset by higher production.

Operational update

●
Reported production for the quarter was 1,360mboe/d, 5.8% higher than the first quarter of 2022. Underlying production* for the quarter was 6.1% higher compared with the first quarter of 2022 reflecting bpx energy performance and improved base performance.

Strategic Progress

●
bp was the apparent high bidder on 37 lease blocks in the Gulf of Mexico lease sale 259 held on 29 March 2023.

●
The Canadian regulator has issued a licence to Equinor for the 385 million-barrel Cappahayden K-67 discovery east of St John’s, Newfoundland and Labrador (Equinor 60% operator, bp 40%).

●
Azule Energy (bp and Eni’s 50:50 joint venture in Angola) has taken the final investment decision for the Agogo Integrated West Hub Development oil project.

●
MiQ, the non-profit global leader in methane certification, announced that it has independently audited and certified bp as the first energy major in the US to verify the methane intensity of its entire US onshore portfolio of natural gas.

●
On 13 April bp announced start-up of the Mad Dog Phase 2 Argos platform. bp expects to safely and systematically ramp up production through 2023 (bp 60.5% operator, Woodside Energy 23.9% and Union Oil Company of California, an affiliate of Chevron U.S.A. Inc. 15.6%).

●
Moving forward with concept selection for a bp-operated Kaskida development project in the Gulf of Mexico.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Profit before interest and tax	3,318	1,686	3,832
Inventory holding (gains) losses*	(1)	2	(1)
RC profit before interest and tax	3,317	1,688	3,831
Net (favourable) adverse impact of adjusting items	2	2,740	852
Underlying RC profit before interest and tax	3,319	4,428	4,683
Taxation on an underlying RC basis	(1,766)	(2,015)	(1,912)
Underlying RC profit before interest	1,553	2,413	2,771

Top of page 10

oil production & operations (continued)

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,327	1,383	1,429

Exploration write-offs
Exploration write-offs	51	73	51

Adjusted EBITDA*
Total adjusted EBITDA	4,697	5,884	6,163

Capital expenditure*
Total capital expenditure	1,520	1,430	1,254

	First	Fourth	First
	quarter	quarter	quarter
	2023	2022	2022
Production (net of royalties)(a)
Liquids* (mb/d)	1,005	966	948
Natural gas (mmcf/d)	2,060	1,989	1,964
Total hydrocarbons* (mboe/d)	1,360	1,309	1,286

Average realizations*(b)
Liquids ($/bbl)	71.63	80.43	83.47
Natural gas(c) ($/mcf)	6.57	10.20	9.55
Total hydrocarbons*(c) ($/boe)	62.36	74.60	76.85
(a)
Includes bp’s share of production of equity-accounted entities in the oil production & operations segment.

(b)
Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

(c)
Realizations calculation methodology has been changed to reflect gas price fluctuations within the North Sea region. First quarter 2022 was restated. There is no impact on financial results.

Top of page 11

customers & products

Financial results

●
The replacement cost (RC) profit before interest and tax for the first quarter was $2,680 million, compared with $1,981 million for the same period in 2022. The first quarter is adjusted by an adverse impact of net adjusting items* of $79 million, compared with an adverse impact of net adjusting items of $175 million for the same period in 2022. Adjusting items include impacts of fair value accounting effects*, relative to management's internal measure of performance, which are a favourable impact of $77 million for the quarter and an adverse impact of $377 million for the same period in 2022.

●
After adjusting items, the underlying RC profit before interest and tax* for the first quarter was $2,759 million, compared with $2,156 million for the same period in 2022.

●
The customers & products result for the first quarter was higher than the same period in 2022, primarily reflecting a higher refining performance.

●
customers – the convenience and mobility result, excluding Castrol, for the first quarter was lower than the same period in 2022. Stronger performance in biofuels, aviation and convenience was offset by higher costs, which included expenditure in our transition growth engines and the impact of inflation.
Castrol result for the first quarter was lower than the same period in 2022, primarily due to higher costs, including employee costs, partially offset by higher margins.

●
products – the products result for the first quarter was higher compared with the same period in 2022, primarily due to higher realized refining margins, which included the benefit of wider North American heavy crude differentials. The quarter also benefited from a very strong contribution from oil trading, however this was lower than the same period last year which benefited from an exceptional performance.

Operational update

●
bp-operated refining availability* for the first quarter was 96.1%, higher compared with 95.0% for the same period in 2022. Utilization was lower than the same period in 2022, primarily due to the Toledo refinery shutdown.

Strategic progress

●
In February, bp announced an agreement to purchase TravelCenters of America, one of the biggest networks of highway travel centres in the US. The deal is expected to add around 280 sites to our retail network and nearly double our convenience gross margin*. The deal is expected to close in the second quarter, subject to shareholder approval.

●
In March, bp signed a new agreement with Rontec, one of the UK’s largest roadside retail networks, to supply around two billion litres of fuel over the next five years to more than 60 of Rontec’s sites. The two companies will also explore opportunities to deploy bp pulse electric vehicle (EV) charging infrastructure to Rontec’s forecourts.

●
In March, bp pulse:

-
signed a strategic collaboration agreement with Iberdrola to accelerate EV charging infrastructure roll-out in Spain and Portugal. bp and Iberdrola intend to form a joint venture with plans to invest up to €1 billion and install 5,000 fast(a) EV charge points* by 2025 and around 11,000 by 2030. The formation of the joint venture is subject to regulatory approval.

-
announced a new global mobility agreement with Uber, which will see the companies work together to help accelerate Uber’s commitment to become a global zero-tailpipe emissions mobility platform by 2040.

●
In March, Air bp announced the first sale of International Sustainability and Carbon Certification (ISCC) EU sustainable aviation fuel produced at bp’s Castellon refinery in Spain, to the LATAM Group, one of Latin America’s largest airlines.

●
In April, bp’s Rotterdam refinery in the Netherlands, became the first bp refinery to co-process Nuseed Carinta Oil as part of our partnership with Nuseed. Nuseed Carinata Oil is a sustainable low-carbon biofuel feedstock which we plan to use in our refineries, as well as onward marketing.

●
In February, bp and BHP, one of the world’s largest iron ore producers, announced a partnership to trial the use of blended diesel with hydrogenated vegetable oil (HVO) to assist BHP to reduce carbon emissions from its iron ore operations in Western Australia.

●
On 28 February 2023, bp completed the sale of its 50% interest in the bp-Husky Toledo refinery in Ohio, US, to Cenovus Energy, its partner in the facility.

(a)
“fast charging” includes rapid charging ≥50kW and ultra-fast charging ≥150kW.

Top of page 12

customers & products (continued)

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Profit (loss) before interest and tax	2,078	(645)	5,456
Inventory holding (gains) losses*	602	1,416	(3,475)
RC profit (loss) before interest and tax	2,680	771	1,981
Net (favourable) adverse impact of adjusting items	79	1,131	175
Underlying RC profit before interest and tax	2,759	1,902	2,156
Of which:(a)
customers – convenience & mobility	391	628	522
Castrol – included in customers	161	70	256
products – refining & trading	2,368	1,274	1,634
Taxation on an underlying RC basis	(777)	(400)	(400)
Underlying RC profit before interest	1,982	1,502	1,756
(a)
A reconciliation to RC profit before interest and tax by business is provided on page 28.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Adjusted EBITDA*(b)
customers – convenience & mobility	732	962	848
Castrol – included in customers	200	110	295
products – refining & trading	2,824	1,681	2,025
	3,556	2,643	2,873

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	797	741	717

Capital expenditure*
customers – convenience & mobility	458	694	347
Castrol – included in customers	68	98	52
products – refining & trading(c)	532	3,455	368
Total capital expenditure	990	4,149	715
(b)
A reconciliation to RC profit before interest and tax by business is provided on page 28.

(c)
Fourth quarter 2022 includes $3,030 million in respect of the Archaea Energy acquisition.

Retail(d)	First	Fourth	First
	quarter	quarter	quarter
	2023	2022	2022
bp retail sites* – total (#)	20,700	20,650	20,550
Strategic convenience sites*	2,450	2,400	2,150
(d)
Reported to the nearest 50.

Marketing sales of refined products (mb/d)	First	Fourth	First
	quarter	quarter	quarter
	2023	2022	2022
US	1,078	1,126	1,113
Europe	973	1,069	883
Rest of World	462	461	471
	2,513	2,656	2,467
Trading/supply sales of refined products	333	325	352
Total sales volume of refined products	2,846	2,981	2,819

Top of page 13

customers & products (continued)

Refining marker margin*	First	Fourth	First
	quarter	quarter	quarter
	2023	2022	2022
bp average refining marker margin (RMM)(e) ($/bbl)	28.1	32.2	18.9
(e)
The RMM in the quarter is calculated based on bp’s current refinery portfolio. On a comparative basis, the fourth quarter and first quarter 2022 RMM would be $32.2/bbl and $19.3/bbl respectively.

Refinery throughputs (mb/d)	First	Fourth	First
	quarter	quarter	quarter
	2023	2022	2022
US	686	615	758
Europe	832	763	807
Rest of World	—	—	85
Total refinery throughputs	1,518	1,378	1,650
bp-operated refining availability* (%)	96.1	95.0	95.0

Top of page 14

other businesses & corporate

Other businesses & corporate comprises innovation & engineering, bp ventures, Launchpad, regions, corporates & solutions, our corporate activities & functions and any residual costs of the Gulf of Mexico oil spill. It also includes Rosneft results up to 27 February 2022.

Financial results

●
The replacement cost (RC) loss before interest and tax for the first quarter was $90 million, compared with $24,719 million for the same period in 2022. The first quarter is adjusted by a favourable impact of net adjusting items* of $206 million, compared with an adverse impact of net adjusting items of $24,460 million for the same period in 2022. Adjusting items include impacts of fair value accounting effects* which are a favourable impact of $245 million for the quarter and an adverse impact of $425 million for the same period in 2022. The adjusting items for the first quarter of 2022 mainly relate to Rosneft.

●
After adjusting RC loss for net adjusting items, the underlying RC loss before interest and tax* for the first quarter was $296 million, compared with $259 million for the same period in 2022.

Strategic progress

●
In April, bp ventures invested $11 million in Magenta Mobility, one of India’s largest providers of electric mobility for last-mile delivery, the journey from hub to customer.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Profit (loss) before interest and tax	(90)	103	(24,719)
Inventory holding (gains) losses*	—	—	—
RC profit (loss) before interest and tax	(90)	103	(24,719)
Net (favourable) adverse impact of adjusting items(a)	(206)	(409)	24,460
Underlying RC profit (loss) before interest and tax	(296)	(306)	(259)
Taxation on an underlying RC basis	29	43	23
Underlying RC profit (loss) before interest	(267)	(263)	(236)

(a)
Includes fair value accounting effects relating to the hybrid bonds that were issued on 17 June 2020. See page 31 for more information.

other businesses & corporate (excluding Rosneft)

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Profit (loss) before interest and tax	(90)	103	(686)
Inventory holding (gains) losses*	—	—	—
RC profit (loss) before interest and tax	(90)	103	(686)
Net (favourable) adverse impact of adjusting items	(206)	(409)	427
Underlying RC profit (loss) before interest and tax	(296)	(306)	(259)
Taxation on an underlying RC basis	29	43	23
Underlying RC profit (loss) before interest	(267)	(263)	(236)

other businesses & corporate (Rosneft)

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Profit (loss) before interest and tax	—	—	(24,033)
Inventory holding (gains) losses*	—	—	—
RC profit (loss) before interest and tax	—	—	(24,033)
Net (favourable) adverse impact of adjusting items	—	—	24,033
Underlying RC profit (loss) before interest and tax	—	—	—
Taxation on an underlying RC basis	—	—	—
Underlying RC profit (loss) before interest	—	—	—

Top of page 15

Financial statements

Group income statement

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022

Sales and other operating revenues (Note 5)	56,182	69,257	49,258
Earnings from joint ventures – after interest and tax	195	189	379
Earnings from associates – after interest and tax	173	129	871
Interest and other income	248	608	194
Gains on sale of businesses and fixed assets	153	173	518
Total revenues and other income	56,951	70,356	51,220
Purchases	29,122	34,101	27,808
Production and manufacturing expenses	6,982	6,841	6,975
Production and similar taxes	474	557	505
Depreciation, depletion and amortization (Note 6)	3,800	3,714	3,625
Net impairment and losses on sale of businesses and fixed assets (Note 3)	88	3,629	26,031
Exploration expense	106	140	92
Distribution and administration expenses	3,747	3,654	3,080
Profit (loss) before interest and taxation	12,632	17,720	(16,896)
Finance costs	843	834	664
Net finance (income) expense relating to pensions and other post-retirement benefits	(58)	(16)	(20)
Profit (loss) before taxation	11,847	16,902	(17,540)
Taxation	3,425	5,741	2,530
Profit (loss) for the period	8,422	11,161	(20,070)
Attributable to
bp shareholders	8,218	10,803	(20,384)
Non-controlling interests	204	358	314
	8,422	11,161	(20,070)

Earnings per share (Note 7)
Profit (loss) for the period attributable to bp shareholders
Per ordinary share (cents)
Basic	45.93	59.43	(104.46)
Diluted	45.06	58.36	(104.46)
Per ADS (dollars)
Basic	2.76	3.57	(6.27)
Diluted	2.70	3.50	(6.27)

Top of page 16

Condensed group statement of comprehensive income

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022

Profit (loss) for the period	8,422	11,161	(20,070)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences(a)	453	2,142	(1,749)
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets(b)	—	(32)	10,791
Cash flow hedges and costs of hedging	546	584	222
Share of items relating to equity-accounted entities, net of tax	(203)	392	85
Income tax relating to items that may be reclassified	(76)	(108)	(102)
	720	2,978	9,247
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement benefit liability or asset	(87)	(1,508)	2,128
Cash flow hedges that will subsequently be transferred to the balance sheet	—	1	(1)
Income tax relating to items that will not be reclassified	23	538	(668)
	(64)	(969)	1,459
Other comprehensive income	656	2,009	10,706
Total comprehensive income	9,078	13,170	(9,364)
Attributable to
bp shareholders	8,861	12,760	(9,678)
Non-controlling interests	217	410	314
	9,078	13,170	(9,364)

(a)
Fourth quarter 2022 is principally affected by movements in the Pound Sterling against the US dollar. First quarter 2022 principally affected by movements in the Russian rouble against the US dollar.

(b)
First quarter 2022 predominantly relates to the loss of significant influence over Rosneft.

Top of page 17

Condensed group statement of changes in equity

	bp shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2023	67,553	13,390	2,047	82,990

Total comprehensive income	8,861	142	75	9,078
Dividends	(1,189)	—	(68)	(1,257)
Repurchase of ordinary share capital	(3,421)	—	—	(3,421)
Share-based payments, net of tax	(29)	—	—	(29)
Issue of perpetual hybrid bonds	—	45	—	45
Payments on perpetual hybrid bonds	—	(80)	—	(80)
Transactions involving non-controlling interests, net of tax	—	—	(145)	(145)
At 31 March 2023	71,775	13,497	1,909	87,181

	bp shareholders’	Non-controlling interests		Total
$ million	equity(a)	Hybrid bonds	Other interest	equity
At 1 January 2022	75,463	13,041	1,935	90,439

Total comprehensive income	(9,678)	127	187	(9,364)
Dividends	(1,069)	—	(65)	(1,134)
Cash flow hedges transferred to the balance sheet, net of tax	(1)	—	—	(1)
Repurchase of ordinary share capital	(1,592)	—	—	(1,592)
Share-based payments, net of tax	175	—	—	175
Issue of perpetual hybrid bonds	(1)	67	—	66
Payments on perpetual hybrid bonds	—	(72)	—	(72)
Transactions involving non-controlling interests, net of tax	2	—	—	2
At 31 March 2022	63,299	13,163	2,057	78,519

(a)
In 2022 $9.2 billion of the opening foreign currency translation reserve has been moved to the profit and loss account reserve as a result of bp's decision to exit its shareholding in Rosneft and its other businesses with Rosneft in Russia.

Top of page 18

Group balance sheet

	31 March	31 December
$ million	2023	2022
Non-current assets
Property, plant and equipment	105,744	106,044
Goodwill	12,003	11,960
Intangible assets	10,295	10,200
Investments in joint ventures	13,030	12,400
Investments in associates	8,101	8,201
Other investments	2,656	2,670
Fixed assets	151,829	151,475
Loans	1,238	1,271
Trade and other receivables	1,131	1,092
Derivative financial instruments	11,575	12,841
Prepayments	698	576
Deferred tax assets	3,401	3,908
Defined benefit pension plan surpluses	9,531	9,269
	179,403	180,432
Current assets
Loans	369	315
Inventories	23,905	28,081
Trade and other receivables	29,426	34,010
Derivative financial instruments	12,247	11,554
Prepayments	1,791	2,092
Current tax receivable	637	621
Other investments	450	578
Cash and cash equivalents	30,433	29,195
	99,258	106,446
Assets classified as held for sale (Note 2)	—	1,242
	99,258	107,688
Total assets	278,661	288,120
Current liabilities
Trade and other payables	57,854	63,984
Derivative financial instruments	7,560	12,618
Accruals	5,829	6,398
Lease liabilities	2,160	2,102
Finance debt	2,499	3,198
Current tax payable	3,583	4,065
Provisions	5,102	6,332
	84,587	98,697
Liabilities directly associated with assets classified as held for sale (Note 2)	—	321
	84,587	99,018
Non-current liabilities
Other payables	10,181	10,387
Derivative financial instruments	11,412	13,537
Accruals	1,307	1,233
Lease liabilities	6,445	6,447
Finance debt	46,096	43,746
Deferred tax liabilities	10,886	10,526
Provisions	15,214	14,992
Defined benefit pension plan and other post-retirement benefit plan deficits	5,352	5,244
	106,893	106,112
Total liabilities	191,480	205,130
Net assets	87,181	82,990
Equity
bp shareholders’ equity	71,775	67,553
Non-controlling interests	15,406	15,437
Total equity	87,181	82,990

Top of page 19

Condensed group cash flow statement

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Operating activities
Profit (loss) before taxation	11,847	16,902	(17,540)
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	3,850	3,781	3,674
Net impairment and (gain) loss on sale of businesses and fixed assets	(65)	3,456	25,513
Earnings from equity-accounted entities, less dividends received	1	582	(1,093)
Net charge for interest and other finance expense, less net interest paid	63	186	184
Share-based payments	(22)	166	170
Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(43)	(60)	(146)
Net charge for provisions, less payments	(1,099)	(1,013)	484
Movements in inventories and other current and non-current assets and liabilities	(3,755)	(6,847)	(1,771)
Income taxes paid	(3,155)	(3,582)	(1,265)
Net cash provided by operating activities	7,622	13,571	8,210
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(3,129)	(3,696)	(2,602)
Acquisitions, net of cash acquired	52	(3,522)	(8)
Investment in joint ventures	(540)	(107)	(294)
Investment in associates	(8)	(44)	(25)
Total cash capital expenditure	(3,625)	(7,369)	(2,929)
Proceeds from disposal of fixed assets	15	27	468
Proceeds from disposal of businesses, net of cash disposed	785	587	549
Proceeds from loan repayments	6	7	29
Cash provided from investing activities	806	621	1,046
Net cash used in investing activities	(2,819)	(6,748)	(1,883)
Financing activities
Net issue (repurchase) of shares (Note 7)	(2,448)	(3,240)	(1,592)
Lease liability payments	(555)	(513)	(498)
Proceeds from long-term financing	2,395	10	2,002
Repayments of long-term financing	(799)	(2,197)	(892)
Net increase (decrease) in short-term debt	(529)	190	(276)
Issue of perpetual hybrid bonds	45	48	66
Payments relating to perpetual hybrid bonds	(236)	(219)	(148)
Payments relating to transactions involving non-controlling interests (Other interest)	(180)	(1)	(5)
Receipts relating to transactions involving non-controlling interests (Other interest)	7	1	7
Dividends paid - bp shareholders	(1,183)	(1,088)	(1,068)
- non-controlling interests	(68)	(100)	(65)
Net cash provided by (used in) financing activities	(3,551)	(7,109)	(2,469)
Currency translation differences relating to cash and cash equivalents	(14)	177	(125)
Increase (decrease) in cash and cash equivalents	1,238	(109)	3,733
Cash and cash equivalents at beginning of period	29,195	29,304	30,681
Cash and cash equivalents at end of period	30,433	29,195	34,414

Top of page 20

Notes

Note 1. Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2022 included in BP Annual Report and Form 20-F 2022.

bp prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the UK, and European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the UK and EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2023 which are the same as those used in preparing BP Annual Report and Form 20-F 2022. There are no new or amended standards or interpretations adopted from 1 January 2023 onwards, including IFRS 17 'Insurance Contracts,' that have a significant impact on the financial information.

Significant accounting judgements and estimates

bp's significant accounting judgements and estimates were disclosed in BP Annual Report and Form 20-F 2022. These have been subsequently considered at the end of this quarter to determine if any changes were required to those judgements and estimates. No significant changes were identified.

Investment in Rosneft

Since the first quarter 2022, bp accounts for its interest in Rosneft and its other businesses with Rosneft within Russia, as financial assets measured at fair value within ‘Other investments’. It is considered by management that any measure of fair value, other than nil, would be subject to such high measurement uncertainty that no estimate would provide useful information even if it were accompanied by a description of the estimate made in producing it and an explanation of the uncertainties that affect the estimate. Accordingly, it is not currently possible to estimate any carrying value other than zero when determining the measurement of the interest in Rosneft and the other businesses with Rosneft within Russia as at 31 March 2023.

Top of page 21

Note 2. Non-current assets held for sale

There were no assets or liabilities classified as held for sale at 31 March 2023.

Transactions that were classified as held for sale at the end of 2022, but completed during the first quarter of 2023, are described below.

On 7 September 2022, bp announced that it had agreed to sell its upstream business in Algeria to Eni. The transaction closed on 28 February 2023.

On 8 August 2022, bp announced an agreement to sell its 50% interest in the bp-Husky Toledo refinery in Ohio US, to Cenovus Energy, its partner in the facility. The transaction closed on 28 February 2023.

Note 3. Impairment and losses on sale of businesses and fixed assets

Net impairment charges and losses on sale of businesses and fixed assets for the first quarter were $88 million, compared with net charges of $26,031 million for the same period in 2022 and include net impairment reversals for the first quarter of $41 million, compared with net charges of $14,386 million for the same period in 2022.

The impairment charge and the loss on sale of businesses and fixed assets for 2022 mainly relates to bp's investment in Rosneft, which has been reported in other businesses and corporate.

Note 4. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
gas & low carbon energy	7,347	16,439	(1,524)
oil production & operations	3,317	1,688	3,831
customers & products	2,680	771	1,981
other businesses & corporate	(90)	103	(24,719)
	13,254	19,001	(20,431)
Consolidation adjustment – UPII*	(22)	147	34
RC profit (loss) before interest and tax	13,232	19,148	(20,397)
Inventory holding gains (losses)*
gas & low carbon energy	1	(10)	25
oil production & operations	1	(2)	1
customers & products	(602)	(1,416)	3,475
Profit (loss) before interest and tax	12,632	17,720	(16,896)
Finance costs	843	834	664
Net finance expense/(income) relating to pensions and other post-retirement benefits	(58)	(16)	(20)
Profit (loss) before taxation	11,847	16,902	(17,540)

RC profit (loss) before interest and tax*
US	3,075	1,404	2,277
Non-US	10,157	17,744	(22,674)
	13,232	19,148	(20,397)

  Top of page 22

Note 5. Sales and other operating revenues

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
By segment
gas & low carbon energy	17,886	26,793	8,166
oil production & operations	6,153	6,932	8,158
customers & products	38,882	43,072	42,163
other businesses & corporate	738	779	452
	63,659	77,576	58,939

Less: sales and other operating revenues between segments
gas & low carbon energy	536	(441)	1,948
oil production & operations	6,261	6,916	7,036
customers & products	144	610	692
other businesses & corporate	536	1,234	5
	7,477	8,319	9,681

External sales and other operating revenues
gas & low carbon energy	17,350	27,234	6,218
oil production & operations	(108)	16	1,122
customers & products	38,738	42,462	41,471
other businesses & corporate	202	(455)	447
Total sales and other operating revenues	56,182	69,257	49,258

By geographical area
US	19,160	18,563	19,152
Non-US	46,350	61,593	42,797
	65,510	80,156	61,949
Less: sales and other operating revenues between areas	9,328	10,899	12,691
	56,182	69,257	49,258

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	637	809	2,144
Oil products	30,141	34,800	31,751
Natural gas, LNG and NGLs	9,644	11,040	10,680
Non-oil products and other revenues from contracts with customers	1,872	1,459	2,345
Revenue from contracts with customers	42,294	48,108	46,920
Other operating revenues(a)	13,888	21,149	2,338
Total sales and other operating revenues	56,182	69,257	49,258

(a)
Principally relates to commodity derivative transactions including sales of bp own production in trading books.

Top of page 23

Note 6. Depreciation, depletion and amortization

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,440	1,373	1,255
oil production & operations	1,327	1,383	1,429
customers & products	797	741	717
other businesses & corporate	236	217	224
	3,800	3,714	3,625
Total depreciation, depletion and amortization by geographical area
US	1,254	1,202	1,083
Non-US	2,546	2,512	2,542
	3,800	3,714	3,625

Note 7. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Against the authority granted at bp's 2022 annual general meeting, 385 million ordinary shares repurchased for cancellation were settled during the first quarter 2023 for a total cost of $2,448 million. A further 154 million ordinary shares were repurchased between the end of the reporting period and the date when the financial statements are authorised for issue for a total cost of $1,023 million. This amount, plus a further $447 million, has been accrued at 31 March 2023. The number of shares in issue is reduced when shares are repurchased, but is not reduced in respect of the period-end commitment to repurchase shares subsequent to the end of the period.

The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Results for the period
Profit (loss) for the period attributable to bp shareholders	8,218	10,803	(20,384)
Less: preference dividend	—	—	—
Profit (loss) attributable to bp ordinary shareholders	8,218	10,803	(20,384)

Number of shares (thousand)(a)(b)
Basic weighted average number of shares outstanding	17,891,455	18,178,821	19,514,477
ADS equivalent(c)	2,981,909	3,029,803	3,252,412

Weighted average number of shares outstanding used to calculate diluted earnings per share	18,238,522	18,509,421	19,514,477
ADS equivalent(c)	3,039,753	3,084,903	3,252,412

Shares in issue at period-end	17,703,285	17,974,112	19,409,157
ADS equivalent(c)	2,950,547	2,995,685	3,234,859

(a)
Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.

(b)
If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. The numbers of potentially issuable shares that have been excluded from the calculation for the first quarter 2022 are 179,226 thousand (ADS equivalent 29,871 thousand).

(c)
One ADS is equivalent to six ordinary shares.

Top of page 24

Note 8. Dividends

Dividends payable

BP today announced an interim dividend of 6.610 cents per ordinary share which is expected to be paid on 23 June 2023 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 12 May 2023. The ex-dividend date will be 11 May 2023. The corresponding amount in sterling is due to be announced on 6 June 2023, calculated based on the average of the market exchange rates over three dealing days between 31 May 2023 and 2 June 2023. Holders of ADSs are expected to receive $0.39660 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the first quarter 2023 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the first quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	First	Fourth	First
	quarter	quarter	quarter
	2023	2022	2022
Dividends paid per ordinary share
cents	6.610	6.006	5.460
pence	5.551	4.940	4.160
Dividends paid per ADS (cents)	39.66	36.04	32.76

Note 9. Net debt

Net debt*	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Finance debt(a)	48,595	46,944	60,606
Fair value (asset) liability of hedges related to finance debt(b)	3,070	3,673	1,265
	51,665	50,617	61,871
Less: cash and cash equivalents	30,433	29,195	34,414
Net debt(c)	21,232	21,422	27,457
Total equity	87,181	82,990	78,519
Gearing*	19.6%	20.5%	25.9%
(a)
The fair value of finance debt at 31 March 2023 was $45,071 million (31 December 2022 $42,590 million, 31 March 2022 $59,601 million).

(b)
Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $97 million at 31 March 2023 (fourth quarter 2022 liability of $91 million and first quarter 2022 liability of $173 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.

(c)
Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.

Note 10. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 1 May 2023, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in BP Annual Report and Form 20-F 2023. BP Annual Report and Form 20-F 2022 has been filed with the Registrar of Companies in England and Wales. The report of the auditor on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

  Top of page 25

Additional information

Capital expenditure*

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Capital expenditure
Organic capital expenditure*	3,495	3,861	2,573
Inorganic capital expenditure*(a)	130	3,508	356
	3,625	7,369	2,929

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Capital expenditure by segment
gas & low carbon energy	1,013	1,609	861
oil production & operations	1,520	1,430	1,254
customers & products(a)	990	4,149	715
other businesses & corporate	102	181	99
	3,625	7,369	2,929
Capital expenditure by geographical area
US	1,697	4,929	1,097
Non-US	1,928	2,440	1,832
	3,625	7,369	2,929

(a)
Fourth quarter 2022 includes $3,030 million in respect of the Archaea Energy acquisition.

Top of page 26

Adjusting items*

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
gas & low carbon energy
Gains on sale of businesses and fixed assets	15	33	9
Net impairment and losses on sale of businesses and fixed assets	(2)	1,111	(252)
Environmental and other provisions	—	—	—
Restructuring, integration and rationalization costs	—	3	4
Fair value accounting effects(a)(b)	3,934	12,502	(5,015)
Other	(56)	(358)	135
	3,891	13,291	(5,119)
oil production & operations
Gains on sale of businesses and fixed assets	137	68	249
Net impairment and losses on sale of businesses and fixed assets	8	(3,246)	(1,204)
Environmental and other provisions(c)	(49)	420	58
Restructuring, integration and rationalization costs	—	3	(10)
Fair value accounting effects	—	—	—
Other	(98)	15	55
	(2)	(2,740)	(852)
customers & products
Gains on sale of businesses and fixed assets	1	72	261
Net impairment and losses on sale of businesses and fixed assets	(83)	(1,451)	(13)
Environmental and other provisions	(10)	(65)	—
Restructuring, integration and rationalization costs	(2)	12	1
Fair value accounting effects(b)	77	189	(377)
Other	(62)	112	(47)
	(79)	(1,131)	(175)
other businesses & corporate
Gains on sale of businesses and fixed assets	—	1	(1)
Net impairment and losses on sale of businesses and fixed assets	(6)	(1)	(1)
Environmental and other provisions	(14)	(67)	(3)
Restructuring, integration and rationalization costs	(10)	3	13
Fair value accounting effects(b)	245	515	(425)
Rosneft	—	—	(24,033)
Gulf of Mexico oil spill	(9)	(23)	(19)
Other	—	(19)	9
	206	409	(24,460)
Total before interest and taxation	4,016	9,829	(30,606)
Finance costs(d)	(104)	(169)	(158)
Total before taxation	3,912	9,660	(30,764)
Taxation on adjusting items(e)	(205)	(1,542)	1,471
Taxation – tax rate change effect of UK energy profits levy(f)	—	(1,056)	—
Total after taxation for period(g)	3,707	7,062	(29,293)

(a)
Under IFRS bp marks-to-market the value of the hedges used to risk-manage LNG contracts, but not the contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect includes the change in value of LNG contracts that are being risk managed, and the underlying result reflects how bp risk-manages its LNG contracts.

(b)
For further information, including the nature of fair value accounting effects reported in each segment, see pages 3, 6 and 31.

(c)
Comparatives include provision reversals relating to the change in discount rate on retained decommissioning provisions.

(d)
Includes the unwinding of discounting effects relating to Gulf of Mexico oil spill payables and the income statement impact of temporary valuation differences associated with the group’s interest rate and foreign currency exchange risk management of finance debt.

(e)
Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.

(f)
Fourth quarter 2022 includes the deferred tax impact of the UK Energy Profits Levy (EPL) on existing temporary differences unwinding over the period 1 January 2023 to 31 March 2028. The revised EPL substantively enacted in the fourth quarter 2022 increases the headline rate of tax to 75% and applies to taxable profits from bp’s North Sea business made from 1 January 2023 until 31 March 2028.

(g)
First quarter 2023 includes a $44-million charge in respect of the EU Solidarity Contribution, the fourth quarter 2022 includes a $505-million charge.

  Top of page 27

Net debt including leases

Net debt including leases*	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Net debt	21,232	21,422	27,457
Lease liabilities	8,605	8,549	8,466
Net partner (receivable) payable for leases entered into on behalf of joint operations	19	19	206
Net debt including leases	29,856	29,990	36,129
Total equity	87,181	82,990	78,519
Gearing including leases*	25.5%	26.5%	31.5%

Gulf of Mexico oil spill

	31 March	31 December
$ million	2023	2022
Gulf of Mexico oil spill payables and provisions	(9,659)	(9,566)
Of which - current	(1,220)	(1,216)

Deferred tax asset	1,455	1,444

Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of Mexico oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of Mexico oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in BP Annual Report and Form 20-F 2022 - Financial statements - Notes 7, 22, 23, 29, and 33.

Working capital* reconciliation

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Movements in inventories and other current and non-current assets and liabilities as per condensed group cash flow statement(a)	(3,755)	(6,847)	(1,771)
Adjusted for inventory holding gains (losses)* (Note 4)	(600)	(1,428)	3,501
Adjusted for fair value accounting effects relating to subsidiaries	4,242	13,288	(5,817)
Other adjusting items(b)	(1,298)	(815)	438
Working capital release (build) after adjusting for net inventory gains (losses), fair value accounting effects and other adjusting items	(1,411)	4,198	(3,649)

(a)
The movement in working capital includes outflows relating to the Gulf of Mexico oil spill on a pre-tax basis of $12 million in the first quarter 2023, $1 million in the fourth quarter 2022 and $47 million in the first quarter 2022.

(b)
Other adjusting items relate to the non-cash movement of US emissions obligations carried as a provision that will be settled by allowances held as inventory.

Top of page 28

Surplus cash flow* reconciliation

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
Sources:
Net cash provided by operating activities	7,622	13,571	8,210
Cash provided from investing activities	806	621	1,046
Other(a)	(59)	(94)	119
Cash inflow	8,369	14,098	9,375

Uses:
Lease liability payments	(555)	(513)	(498)
Payments on perpetual hybrid bonds	(236)	(219)	(148)
Dividends paid – BP shareholders	(1,183)	(1,088)	(1,068)
– non-controlling interests	(68)	(100)	(65)
Total capital expenditure*	(3,625)	(7,369)	(2,929)
Net repurchase of shares relating to employee share schemes	(225)	—	(500)
Payments relating to transactions involving non-controlling interests	(180)	(1)	(5)
Currency translation differences relating to cash and cash equivalents	(14)	177	(125)
Cash outflow	(6,086)	(9,113)	(5,338)

Surplus cash flow	2,283	4,985	4,037

(a)
Other includes adjustments for net operating cash received or paid which is held on behalf of third parties for medium-term deferred payment and prior periods have been adjusted accordingly. First quarter 2022 includes $164 million of proceeds from the disposal of a loan note related to the Alaska divestment. The cash was received in the fourth quarter 2021, was reported as a financing cash flow and was not included in other proceeds at the time due to potential recourse from the counterparty. The proceeds were recognized as the potential recourse reduces and by end second quarter 2022 all were recognized.

Reconciliation of customers & products RC profit before interest and tax to underlying RC profit before interest and tax* to adjusted EBITDA* by business

	First	Fourth	First
	quarter	quarter	quarter
$ million	2023	2022	2022
RC profit before interest and tax for customers & products	2,680	771	1,981
Less: Adjusting items* gains (charges)	(79)	(1,131)	(175)
Underlying RC profit before interest and tax for customers & products	2,759	1,902	2,156
By business:
customers – convenience & mobility	391	628	522
Castrol – included in customers	161	70	256
products – refining & trading	2,368	1,274	1,634

Add back: Depreciation, depletion and amortization	797	741	717
By business:
customers – convenience & mobility	341	334	326
Castrol – included in customers	39	40	39
products – refining & trading	456	407	391

Adjusted EBITDA for customers & products	3,556	2,643	2,873
By business:
customers – convenience & mobility	732	962	848
Castrol – included in customers	200	110	295
products – refining & trading	2,824	1,681	2,025

Top of page 29

Realizations* and marker prices

	First	Fourth	First
	quarter	quarter	quarter
	2023	2022	2022
Average realizations(a)
Liquids* ($/bbl)
US	62.66	71.21	70.34
Europe	79.26	86.62	104.41
Rest of World	80.67	89.38	88.84
BP Average	71.89	80.44	83.80
Natural gas ($/mcf)
US	2.47	4.84	3.90
Europe(b)	26.83	35.56	34.58
Rest of World	7.41	9.40	7.88
BP Average(b)	7.20	9.59	8.28
Total hydrocarbons* ($/boe)
US	45.00	55.67	52.17
Europe(b)	107.07	130.61	136.17
Rest of World	54.26	64.73	62.38
BP Average(b)	54.74	66.18	64.81
Average oil marker prices ($/bbl)
Brent	81.17	88.87	102.23
West Texas Intermediate	75.97	82.82	95.22
Western Canadian Select	56.67	53.52	79.90
Alaska North Slope	79.02	87.89	96.13
Mars	74.24	78.81	93.43
Urals (NWE – cif)	46.19	61.04	87.26
Average natural gas marker prices
Henry Hub gas price(c) ($/mmBtu)	3.44	6.26	4.96
UK Gas – National Balancing Point (p/therm)	130.81	166.54	232.84

(a)
Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.

(b)
Realizations calculation methodology has been changed to reflect gas price fluctuations within the North Sea region. First quarter 2022 was restated. There is no impact on financial results.

(c)
Henry Hub First of Month Index.

Exchange rates

	First	Fourth	First
	quarter	quarter	quarter
	2023	2022	2022
$/£ average rate for the period	1.21	1.17	1.34
$/£ period-end rate	1.24	1.21	1.32

$/€ average rate for the period	1.07	1.02	1.12
$/€ period-end rate	1.09	1.07	1.12

$/AUD average rate for the period	0.68	0.66	0.72
$/AUD period-end rate	0.67	0.68	0.75

Top of page 30

Legal proceedings

The following discussion sets out the material developments in the group’s material legal proceedings during the recent period. For a full discussion of the group’s material legal proceedings, see pages 258-259 of bp Annual Report and Form 20-F 2022.

Other legal proceedings

Climate change BP p.l.c., BP America Inc. and BP Products North America Inc. are co-defendants with other oil and gas companies in over 20 lawsuits brought in various state and federal courts on behalf of various governmental and private parties. The lawsuits generally assert claims under a variety of legal theories seeking to hold the defendant companies responsible for impacts allegedly caused by and/or relating to climate change. Underlying many of the legal theories are allegations regarding deceptive communication and disinformation to the public. The lawsuits seek remedies including payment of money and other forms of equitable relief. If such suits were successful, the cost of the remedies sought in the various cases could be substantial. Over the last several years, defendants removed each lawsuit to federal court and the removals were contested by plaintiffs, eventually resulting in multiple decisions by several Circuit Court of Appeals rejecting defendants’ attempts to have the cases moved to federal court. The US Supreme Court recently declined to review the various Circuit Court of Appeals decisions. Accordingly, the cases will proceed in the various state courts. Due to these jurisdictional challenges, the lawsuits all remain at relatively early stages. While it is not possible to predict the outcome of these legal actions, bp believes that it has valid defences, and it intends to defend such actions vigorously.

Glossary

Non-IFRS measures are provided for investors because they are closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions. Non-IFRS measures are sometimes referred to as alternative performance measures.

Adjusted EBITDA is a non-IFRS measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, excluding net adjusting items* before interest and tax, and adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to IFRS information is provided on page 28 for the segments.

Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and other provisions, restructuring, integration and rationalization costs, fair value accounting effects, financial impacts relating to Rosneft for the 2022 financial reporting period and costs relating to the Gulf of Mexico oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures. An analysis of adjusting items by segment and type is shown on page 26.

Blue hydrogen – Hydrogen made from natural gas in combination with carbon capture and storage (CCS).

Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments and customers & products businesses is presented on the same basis.

Cash balance point is defined as the implied Brent oil price 2021 real to balance bp’s sources and uses of cash assuming an average bp refining marker margin around $11/bbl and Henry Hub at $3/mmBtu in 2021 real terms.

Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.

Convenience gross margin is a non-IFRS measure. It is calculated as RC profit before interest and tax for the customers & products segment, excluding RC profit before interest and tax for the refining & trading and petrochemicals businesses, and adjusting items* (as defined above) for the convenience & mobility business to derive underlying RC profit before interest and tax for the convenience & mobility business; subtracting underlying RC profit before interest and tax for the Castrol business; adding back depreciation, depletion and amortization, production and manufacturing, distribution and administration expenses for convenience & mobility (excluding Castrol); subtracting earnings from equity-accounted entities in the convenience & mobility business (excluding Castrol) and gross margin for the retail fuels, EV charging, aviation, B2B and midstream businesses. bp believes it is helpful because this measure may help investors to understand and evaluate, in the same way as management, our progress against our strategic objectives of convenience growth. The nearest IFRS measure is RC profit before interest and tax for the customers & products segment.

Developed renewables to final investment decision (FID) – Total generating capacity for assets developed to FID by all entities where bp has an equity share (proportionate to equity share). If asset is subsequently sold bp will continue to record capacity as developed to FID. If bp equity share increases developed capacity to FID will increase proportionately to share increase for any assets where bp held equity at the point of FID.

Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.

Top of page 31

Glossary (continued)

Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-IFRS measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Taxation on a RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses. Information on RC profit or loss is provided below. bp believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. Taxation on a RC basis and ETR on RC profit or loss are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

Electric vehicle charge points / EV charge points are defined as the number of connectors on a charging device, operated by either bp or a bp joint venture.

Fair value accounting effects are non-IFRS adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.

bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.

bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.

bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.

These include:

●
Under management’s internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period.

●
Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp’s risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments used to risk manage the near-term portions of the LNG contracts are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, represents the change in value of LNG contacts that are being risk managed and which is reflected in the underlying result, but not in reported earnings. Management believes that this gives a better representation of performance in each period.

Furthermore, the fair values of derivative instruments used to risk manage certain other oil, gas, power and other contracts, are deferred to match with the underlying exposure. The commodity contracts for business requirements are accounted for on an accruals basis.

In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which were issued on 17 June 2020 are classified as equity instruments and were recorded in the balance sheet at that date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.

Top of page 32

Glossary (continued)

Gas & low carbon energy segment comprises our gas and low carbon businesses. Our gas business includes regions with upstream activities that predominantly produce natural gas, integrated gas and power, and gas trading. Our low carbon business includes solar, offshore and onshore wind, hydrogen and CCS and power trading. Power trading includes trading of both renewable and non-renewable power.

Gearing and net debt are non-IFRS measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 24.

We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in an IFRS estimate.

Gearing including leases and net debt including leases are non-IFRS measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group’s lease portfolio on net debt and gearing. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 27.

Green hydrogen – Hydrogen produced by electrolysis of water using renewable power.

Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Inorganic capital expenditure is a subset of capital expenditure on a cash basis and a non-IFRS measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in projects which expand the group’s activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to IFRS information is provided on page 25.

Installed renewables capacity is bp's share of capacity for operating assets owned by entities where bp has an equity share.

Inventory holding gains and losses are non-IFRS adjustments to our IFRS profit (loss) and represent:

a.
the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and

b.
an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation’s inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.

The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.

Liquids – Liquids comprises crude oil, condensate and natural gas liquids. For the oil production & operations segment, it also includes bitumen.

Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.

Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.

Top of page 33

Glossary (continued)

Organic capital expenditure is a non-IFRS measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in developing and maintaining the group’s assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to IFRS information is provided on page 25.

We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest IFRS estimate.

Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses.

Refining availability represents Solomon Associates’ operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.

The Refining marker margin (RMM) is the average of regional indicator margins weighted for bp’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by bp in any period because of bp’s particular refinery configurations and crude and product slate.

Renewables pipeline – Renewable projects satisfying the following criteria until the point they can be considered developed to final investment decision (FID): Site based projects that have obtained land exclusivity rights, or for PPA based projects an offer has been made to the counterparty, or for auction projects pre-qualification criteria has been met, or for acquisition projects post a binding offer being accepted.

Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized IFRS measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to IFRS information is provided on page 1. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.

Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported incidents are investigated throughout the year and as a result there may be changes in previously reported incidents. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.

Retail sites include sites operated by dealers, jobbers, franchisees or brand licensees or joint venture (JV) partners, under the bp brand. These may move to and from the bp brand as their fuel supply agreement or brand licence agreement expires and are renegotiated in the normal course of business. Retail sites are primarily branded bp, ARCO, Amoco, Aral and Thorntons, and also includes sites in India through our Jio-bp JV.

Solomon availability – See Refining availability definition.

Strategic convenience sites are retail sites, within the bp portfolio, which sell bp-branded vehicle energy (e.g. bp, Aral, Arco, Amoco, Thorntons and bp pulse) and either carry one of the strategic convenience brands (e.g. M&S, Rewe to Go) or a differentiated convenience offer. To be considered a strategic convenience site, the convenience offer should have a demonstrable level of differentiation in the market in which it operates. Strategic convenience site count includes sites under a pilot phase.

Top of page 34

Glossary (continued)

Surplus cash flow does not represent the residual cash flow available for discretionary expenditures. It is a non-IFRS financial measure that should be considered in addition to, not as a substitute for or superior to, net cash provided by operating activities, reported in accordance with IFRS. bp believes it is helpful to disclose the surplus cash flow because this measure forms part of bp's financial frame.

Surplus cash flow refers to the net surplus of sources of cash over uses of cash, after reaching the $35 billion net debt target. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bond, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement.

For the first quarter of 2022, the sources of cash includes other proceeds related to the proceeds from the disposal of a loan note related to the Alaska divestment. The cash was received in the fourth quarter 2021, was reported as a financing cash flow and was not included in other proceeds at the time due to potential recourse from the counterparty. The proceeds are being recognized as the potential recourse reduces. See page 28 for the components of our sources of cash and uses of cash.

Technical service contract (TSC) – Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

Tier 1 and tier 2 process safety events – Tier 1 events are losses of primary containment from a process of greatest consequence – causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.

Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate.

Underlying production – 2023 underlying production, when compared with 2022, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.

Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-IFRS measure and is RC profit or loss* (as defined on page 33) after excluding net adjusting items and related taxation. See page 26 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.

Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.

bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to IFRS information is provided on page 1 for the group and pages 6-14 for the segments.

Top of page 35

Glossary (continued)

Underlying RC profit or loss per share / underlying RC profit or loss per ADS is a non-IFRS measure. Earnings per share is defined in Note 7. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders rather than profit or loss attributable to bp shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp shareholders.

upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments.

upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of Mexico weather related downtime.

upstream unit production cost is calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp’s share of equity-accounted entities.

Working capital is movements in inventories and other current and non-current assets and liabilities as reported in the condensed group cash flow statement.

Change in working capital adjusted for inventory holding gains/losses, fair value accounting effects relating to subsidiaries and other adjusting items is a non-IFRS measure. It is calculated by adjusting for inventory holding gains/losses reported in the period and fair value accounting effects relating to subsidiaries reported within adjusting items for the period. From 2022, it is adjusted for other adjusting items relating to the non-cash movement of US emissions obligations carried as a provision that will be settled by allowances held as inventory. This represents what would have been reported as movements in inventories and other current and non-current assets and liabilities, if the starting point in determining net cash provided by operating activities had been underlying replacement cost profit rather than profit for the period. The nearest equivalent measure on an IFRS basis for this is movements in inventories and other current and non-current assets and liabilities.

bp utilizes various arrangements in order to manage its working capital including discounting of receivables and, in the supply and trading business, the active management of supplier payment terms, inventory and collateral.

Trade marks

Trade marks of the bp group appear throughout this announcement. They include:

bp, Amoco, Aral, bp pulse, Castrol and Thorntons

Top of page 36

Cautionary statement

In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, bp is providing the following cautionary statement:

The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions.

In particular, the following, among other statements, are all forward looking in nature: plans, expectations and assumptions regarding oil and gas demand, supply, prices or volatility; expectations regarding upstream production and bp’s customers & products business; expectations regarding refining margins; expectations regarding marketing margins and volumes; expectations regarding turnaround activity; expectations regarding production from oil production & operations and from gas & low carbon energy; expectations regarding bp’s business, financial performance, results of operations and cash flows; expectations regarding future project start-ups; expectations with regards to bp’s transformation to an IEC; expectations regarding price assumptions used in accounting estimates; bp’s plans and expectations regarding the amount and timing of share buybacks and quarterly and interim dividends; plans and expectations regarding bp’s credit rating, including in respect of maintaining a strong investment grade credit rating; plans and expectations regarding the allocation of surplus cash flow to share buybacks and strengthening the balance sheet; plans and expectations with respect to the total depreciation, depletion and amortization and the other businesses & corporate underlying annual charge for 2023; plans and expectations regarding the factors taken into account in setting the dividend per ordinary share and buyback each quarter; plans and expectations regarding investments, collaborations and partnerships in electric vehicle (EV) charging infrastructure; plans and expectations related to bp’s transition growth engines of bioenergy, convenience, EV charging, renewables & power and hydrogen; plans and expectations regarding the amount or timing of payments related to divestment and other proceeds, and the timing, quantum and nature of certain acquisitions and divestments, including the amount and timing of proceeds; expectations regarding the underlying effective tax rate for 2023; expectations regarding the timing and amount of future payments relating to the Gulf of Mexico oil spill; plans and expectations regarding capital expenditure, including that capital expenditure will be $16-18 billion in 2023; expectations regarding legal proceedings, including those related to climate change; plans and expectations regarding projects, joint ventures, partnerships, agreements and memoranda of understanding with commercial entities and other third party partners.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.

Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp’s plan to exit its shareholding in Rosneft and other investments in Russia, the impact of COVID-19, overall global economic and business conditions impacting bp’s business and demand for bp’s products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp’s access to future credit resources; business disruption and crisis management; the impact on bp’s reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by any competent authorities or any other relevant persons may limit or otherwise impact, bp’s ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report, as well as those factors discussed under “Risk factors” in bp’s Annual Report and Form 20-F 2022 as filed with the US Securities and Exchange Commission.

Top of page 37

Contacts

	London	Houston

Press Office	David Nicholas	Megan Baldino
	+44 (0) 7831 095541	+1 907 529 9029

Investor Relations	Craig Marshall	Graham Collins
bp.com/investors	+44 (0) 203 401 5592	+1 832 753 5116

BP p.l.c.’s LEI Code 213800LH1BZH3D16G760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 May, 2023
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary